August 13, 2014
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Molycorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Response dated July 28, 2014
File No. 001-34827
Ladies and Gentlemen:
Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) filed March 3, 2014.
Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comments before the response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page 81
Note 16 - Stockholder’s Equity, page 107

1.
We note your response to comment one of our letter dated June 13, 2014 regarding your revised determination of the fair value of the share-lending arrangements and your conclusion that the previous error in measuring fair value of these arrangements did not result in a material misstatement of your financial statements based on the analysis you performed under SAB 108 and SAB 99. Please address the following points:

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2014

•
Clarify how you applied your valuation methodology, providing quantification and clear explanations of how you arrived at the inputs and assumptions used in the valuation model. For example, quantify and explain how you determined the cost of borrowing shares of the company’s stock and the related adjustments you made to account for credit risks of counterparties.

•	Provide text of the disclosures required by FASB ASC 470-20-50-2A to be included in future filings as previously requested in our letter dated June 13, 2014.

•	Provide us with your SAB 108 and SAB 99 materiality analysis that supports your conclusion that the impact on your previously-issued financial statements, including quarterly periods, is not material.

Response:

•	Valuation methodology:
Cost of borrowing. In order to estimate the cost of borrowing, we considered the differences in pricing for at-the-money put options, or the synthetic cost, of our common stock based on put-call parity and the differences in volatility implied by the Company’s traded options. Specifically, we considered the following formulas:
(PutPvol - PutCvol) / S
(S - Ssynthetic) / S = (S - [CallCvol + Ke-rt - PutPvol]) / S
Where:
S = Stock price
Call = At-the-money Black Scholes Call Option value
Put = At-the-money Black Scholes Put Option value
Ke-rt = Strike price discounted to the valuation date at a risk-free rate
Cvol = Expected volatility taking into consideration call options
PVol = Expected volatility taking into consideration put options
The major assumptions utilized in the cost of borrowing calculation are as follows:
Stock Price: We used the closing price of our common stock of $9.64 as of August 22, 2012 and $7.36 as of January 30, 2013.
Dividend Yield: We used a dividend yield of 0.0% as of the valuation dates. Historically, the Company has not paid any dividends on its common stock.
Expected Term: We used a term of 5.03 years as of August 22, 2012, and 5 years as of January 30, 2013 based on the time to maturity of the convertible notes associated with the share-lending arrangements.
Risk-free Rate: We used a risk-fee rate assumption of 0.7% as of August 22, 2012, and 0.9% as of January 30, 2013 based on a U.S. Constant Maturity Treasury rates commensurate with the expected term of the convertible notes associated with the share-lending arrangements.
Expected Volatility: We estimated the Company’s put option based equity volatility to be 77.6% as of the valuation dates. We estimated the Company’s call option based equity volatility to be 75.6% as of August 22, 2012, and 74.9% as of January 30, 2013. We estimated expected

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2014

volatility based on the average of historical and implied volatility. We estimated historical volatility using look-back periods commensurate with the expected terms using daily common stock price returns for the Company. We estimated the implied volatility using the OptionMetrics database based on the longest term traded put and call options observed over the two weeks prior to the valuation date.
As a result of applying the above formulas, we obtained the following synthetic cost of borrowing: August 22, 2012: 1.2%; January 30, 2013: 1.6%
Counterparty credit risk. For the counterparty credit risk, we considered the non-collateralized nature of the share-lending arrangements with Morgan Stanley. However, we also considered that the share-lending arrangements would be a senior obligation to Morgan Stanley that would have a higher recovery rate. As such, we used Morgan Stanley’s senior unsecured BBB+ rating, but made a notching adjustment to reflect the senior obligation of the share-lending arrangements. A study completed by S&P (Standard & Poor's Corporate Ratings Criteria, 2006) shows a credit rating notching relationship between senior unsecured bonds and other bonds, issued by the same company, taking into consideration differences in seniority and expected recovery rates. Given the higher recovery rate, we considered a two notch adjustment and used an A rating to reflect the credit risk associated with Morgan Stanley for the share-lending arrangements. Therefore, in order to estimate a credit spread for the share-lending arrangements, we filtered the Merrill Lynch Corporate Master Investment Grade Index by seniority and maturity including only finance companies. We selected a credit spread of 1.50% as of August 22, 2012, and 1.03% as of January 30, 2013 based on the median of our filtered results within the A rating category.
Therefore, by combining the synthetic cost of borrowing and the credit spread described above, we obtained the following credit risk-adjusted synthetic cost of borrowing: August 22, 2012: 2.7%, and January 30, 2013: 2.7%, which we then multiplied by [(the number of borrowed shares) x (the Company's common stock price at the valuation date) x (the term of each convertible notes associated with the share-lending arrangements)].

•	Disclosures required by FASB ASC 470-20-50-2A:
The following are the disclosures required under FASB ASC 470-20-50-2A that we included in Note 8, Stockholders' Equity, of our Form 10-Q for the quarterly period ended June 30, 2014:
In August 2012, in order to facilitate the offering of our 6.00% Convertible Notes due September 2017, we entered into a share-lending arrangement with Morgan Stanley Capital Services LLC (“MSCS”), an affiliate of Morgan Stanley & Co. LLC, under which we agreed to loan 13,800,000 shares of our common stock to MSCS (the “2012 Borrowed Shares”). In January 2013, in order to facilitate the offering of our 5.50% Convertible Notes due February 2018, we entered into another share-lending arrangement with MSCS, under which we agreed to loan 6,666,666 shares of our common stock (the “2013 Borrowed Shares”, and collectively with the 2012 Borrowed Shares, the “Borrowed Shares”). We received no proceeds and no collateral for the Borrowed Shares, but a nominal lending fee from MSCS for the use of these loaned shares. Given the aggregate lending fees, no further consideration was given to the accounting treatment of the share-lending arrangements. For corporate law purposes, the Borrowed Shares are issued and outstanding. However, based on certain contractual undertakings of MSCS in the share-lending arrangements that have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the Borrowed Shares, these loaned shares are not considered outstanding for the purpose of computing and reporting our earnings per share. The Borrowed Shares are to be returned to Molycorp concurrently with the maturity of the related convertible notes.

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2014

During the second quarter of 2014, the SEC issued Molycorp a comment letter with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 regarding, among other things, the fair value measurement of our share-lending arrangements. In response to the SEC’s comment, we reconsidered our approach to determining the fair value of our share-lending arrangements and identified a methodology to estimate the long-term borrowing rate of our common stock, which we adjusted for the credit risk of the counterparty given that no collateral was provided to us that complied with ASC 470-20-25-20A. As a result of applying the methodology, management has determined that the fair value at the date of issuance of the 2012 Borrowed Shares and 2013 Borrowed Shares should have been approximately $18.1 million and $6.6 million, respectively. This amount should have been recognized in the financial statements as issuance costs associated with the issuance of the related convertible notes with an offset to additional paid-in capital.
Because the adjustment, both individually and in the aggregate, was not material to any of the prior years’ financial statements, and the impact of correcting the errors was not material to the full year 2014 financial statements, we recorded the correction in the condensed consolidated financial statements in the second quarter of 2014. The out-of-period adjustment had the following impact on the condensed consolidated balance sheet and the condensed consolidated statements of operations and comprehensive loss as of June 30, 2014:

Increase to balance sheet captions:	As of June 30, 2014
Other non-current assets	$16,381
Property, plant and equipment, net	3,378
Additional paid-in capital	15,062

Increase to statements of operations and comprehensive loss captions:	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Interest expense, net of capitalized interest	$4,933	$4,933
Income tax benefit	9,630	9,630
The following table provides certain other information on our share-lending arrangements as of June 30, 2014:

	2012 Borrowed Shares	2013 Borrowed Shares	Total
	(In thousands)
Fair value	$7,957	$4,450	$12,407
Unamortized issuance cost	11,546	4,835	16,381
The methodology to fair value our share-lending arrangements consists of an option pricing model that we used to determine a synthetic cost of borrow of our common stock, which we then adjusted for an estimate of the counterparty credit risk. Inputs used in this approach include a combination of Level 2 and Level 3 inputs of the fair value hierarchy. As of June 30, 2014, all of the Borrowed Shares we originally agreed to loan to MSCS are still outstanding, and the related unamortized issuance cost is included in "Other non-current assets" in the condensed consolidated balance sheet. The amount of non-cash interest cost recognized relating to the amortization of the issuance cost associated with the combined share-lending arrangements was as follows in 2014:

	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
	(In thousands)
Interest cost expensed	$4,933	$4,933
Interest cost capitalized	3,378	3,378

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111

United States Securities and Exchange Commission
Division of Corporation Finance
August 13, 2014

•	SAB 108 and SAB 99 materiality analysis:
Our SAB 108 and SAB 99 materiality analysis will be provided to the Staff under separate cover on a supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934. In accordance with such rule, the Company segregated such information and requests that such material be returned promptly following completion of the Staff’s review.

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040 or (416) 367-8588.

Very truly yours,
/s/ Michael F. Doolan
Michael F. Doolan Executive Vice President and Chief Financial Officer

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111